UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Year ended December 31, 2022

Fundrise Midland Opportunistic REIT, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-11530

Delaware	32-0479856
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Address of principal executive offices)	20036 (Zip Code)

(202) 584-0550
Issuer’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

 Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	our ability to effectively deploy the proceeds raised in our initial and subsequent offerings (the “Offering(s)”);

•	our ability to attract and retain shareholders to the online investment platform located at www.fundrise.com (the “Fundrise Platform”) of Rise Companies Corp. (our “Sponsor”);

•	risks associated with breaches of our data security;

•	public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);

•	climate change and natural disasters could adversely affect our properties and our business;

•	changes in economic conditions generally and the real estate and securities markets specifically;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease space;

•	defaults on or non-renewal of leases by tenants;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside financing;

•	decreased rental rates or increased vacancy rates;

•	the risk associated with potential breach or expiration of a ground lease, if any;

•	difficulties in identifying properties to complete, and consummating, real estate acquisitions, developments, joint ventures and dispositions;

•	our failure to successfully operate acquired properties and operations;

•	exposure to liability relating to environmental and health and safety matters;

•	changes in real estate and zoning laws and increases in real property tax rates;

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•	our failure to maintain our status as a real estate investment trust (“REIT”);

•	failure of acquisitions to yield anticipated results;

•	risks associated with derivatives or hedging activity;

•	our level of debt and the terms and limitations imposed on us by our debt agreements;

•	the need to invest additional equity in connection with debt refinancings as a result of reduced asset values;

•	our ability to retain our executive officers and other key personnel of our advisor, our property manager and their affiliates;

•	expected rates of return provided to investors;

•	the ability of our Sponsor and its affiliates to source, originate and service our loans and other assets, and the quality and performance of these assets;

•	our ability to retain and hire competent employees and appropriately staff our operations;

•	legislative or regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of REITs and the Securities and Exchange Commission (“SEC”) guidance related to Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), or the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”));

•	changes in business conditions and the market value of our assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

•	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by our Sponsor;

•	our ability to access sources of liquidity when we have the need to fund redemptions of common shares in excess of the proceeds from the sales of our common shares in our continuous offering and the consequential risk that we may not have the resources to satisfy redemption requests;

•	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended, the Investment Company Act of 1940, as amended and other laws; and

•	changes to U.S. generally accepted accounting principles (“U.S. GAAP”).

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1.	Business

Business Overview

Fundrise Midland Opportunistic REIT, LLC is a Delaware limited liability company formed on November 19, 2015 to originate, invest in and manage a diversified portfolio primarily consisting of investments in multifamily rental properties and development projects located in the Houston, TX, Dallas, TX, Austin, TX, Chicago, IL, and Denver, CO metropolitan statistical areas. We use substantially all of the net proceeds raised from our initial and subsequent offerings to invest in such properties, and may also invest in commercial real estate debt securities and other select real estate-related assets, where the underlying assets primarily consist of such properties. Operations commenced on October 25, 2016. The Company has one reportable segment consisting of investments in real estate. The use of the terms “Fundrise Midland Opportunistic REIT”, the “Company”, “we”, “us” or “our” in this Annual Report refer to Fundrise Midland Opportunistic REIT, LLC unless the context indicates otherwise.

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As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2016, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, as amended.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of our Sponsor, the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the Fundrise Platform, which allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides investment management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Investment Strategy

We originate, acquire, asset manage, operate, selectively leverage, syndicate and opportunistically sell multifamily rental properties and development projects through the acquisition of equity interests in such properties or debt (including senior mortgage loans, subordinated mortgage loans, mezzanine loans, and participations in such loans), as well as commercial real estate debt securities and other real estate-related assets, where the underlying assets primarily consist of such properties. Our management has extensive experience investing in numerous types of properties. While we focus our investments primarily in multifamily rental properties and development projects, in the event that appropriate investment opportunities are not available, we may acquire a wide variety of commercial properties, including office, industrial, retail, recreation and leisure, single-tenant residential and other real properties. These properties may be existing, income-producing properties, newly constructed properties or properties under development or construction and may include multifamily rental properties purchased for conversion into condominiums and single-tenant properties that may be converted for multifamily use. We focus on acquiring properties with significant possibilities for capital appreciation, such as those requiring development, redevelopment or repositioning, those located in markets with high growth potential and those available from sellers who are distressed or face time-sensitive deadlines. We also may invest in real estate-related securities, including securities issued by other real estate companies, either for investment or in change of control transactions completed on a negotiated basis or otherwise, and in bridge and mezzanine loans that may lead to an opportunity to purchase a real estate interest. In addition, to the extent that our Manager and its investment committee determines that it is advantageous, we also may make or invest in commercial mortgage-backed securities, mortgage loans and Code Section 1031 tenant-in-common interests. Our portfolio of real estate debt investments is secured primarily by U.S. based collateral, primarily multifamily rental properties and development projects, and diversified by security type.

For real estate debt investments, our Manager directly structures, underwrites and originates many of the debt products in which we invest, as doing so provides for the best opportunity to manage our borrower and partner relationships and optimize the terms of our investments. Our proven underwriting process, which our management team has successfully developed over their extensive real estate careers in a variety of market conditions and implemented at our Sponsor, involves comprehensive financial, structural, operational and legal due diligence of our borrowers and partners in order to optimize pricing and structuring and mitigate risk. We feel the current and future market environment for multifamily rental properties and development projects (including any existing or future government-sponsored programs) provides a wide range of opportunities to generate compelling investments with strong risk-return profiles for our shareholders.

In executing on our business strategy, we believe that we benefit from our Manager’s affiliation with our Sponsor given our Sponsor’s strong track record and extensive experience and capabilities as an online real estate origination and funding platform. These competitive advantages include:

•	our Sponsor’s experience and reputation as a leading real estate investment manager, which historically has given it access to a large investment pipeline similar to our targeted assets and the key market data we use to underwrite and portfolio manage assets;

•	our Sponsor’s direct and online origination capabilities, which are amplified by a proprietary technology platform, business process automation, and a large user base, of which a significant portion are seeking capital for real estate projects;

•	our Sponsor’s relationships with financial institutions and other lenders that originate and distribute commercial real estate debt and other real estate-related products and that finance the types of assets we intend to acquire and originate;

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•	our Sponsor’s experienced portfolio management team which actively monitors each investment through an established regime of analysis, credit review and protocol; and

•	our Sponsor’s management team, which has a successful track record of making commercial real estate investments in a variety of market conditions.

Investment Objectives

Our primary investment objectives are:

•	to realize growth in the value of our investments over the long term

•	to grow net cash from operations so that cash flow is available for distributions to investors over the long term;

•	to pay attractive and consistent cash distributions; and

•	to preserve, protect and return shareholders’ capital contributions.

While we initially communicated that we were targeting liquidating and distributing cash to investors within a certain time period, given that our investors have an opportunity to gain liquidity quarterly and that our investments are of a long term nature, our Manager has determined to operate the Company with no target liquidation date so that it can make decisions in the best interests of our investors on a project-by-project basis. We also seek to realize growth in the value of our investments by timing their sale to maximize value. However, there is no assurance that our investment objectives will be met. We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager has substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. Our Manager’s investment committee reviews our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our shareholders.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities as well as online lending platforms that compete with the Fundrise Platform, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, amount of capital to be invested per project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933 (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. For further information regarding forward-looking statements, see Statements Regarding Forward-Looking Information. Unless otherwise indicated, the latest results discussed below are as of December 31, 2022.

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 Offering Results

During the third quarter of 2022, the Manager closed the Regulation A offering of common shares of the Company. The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D, as determined by the Manager. As of December 31, 2022 and 2021, we had raised total gross offering proceeds of approximately $114.5 million and $108.5 million, respectively, from settled subscriptions (including the $100,000 received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor, and approximately $1.6 million and $320,000, respectively, received in private placements to third parties), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 11,177,000 and 10,770,000 of our common shares, respectively.

Until December 31, 2017, the per share purchase price for our common shares was $10.00, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price has been and will continue to be adjusted every fiscal quarter and, as of January 1st, April 1st, July 1st, and October 1st of each year (or as soon as commercially reasonable and announced by us thereafter), will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value (“NAV”) divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (“NAV per share”).

Below is the NAV per share since December 31, 2020, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2020	$10.51	Form 1-U
March 31, 2021	$10.65	Form 1-U
June 30, 2021	$11.42	Form 1-U
September 30, 2021	$13.29	Form 1-U
December 31, 2021	$14.43	Form 1-U
March 31, 2022	$14.97	Form 1-U
June 30, 2022	$14.96	Form 1-U
September 30, 2022	$15.43	Form 1-U
December 31, 2022	$12.53	Form 1-U
March 31, 2023	$12.38	Form 1-U

Distributions

To qualify as a REIT, and maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level.

When calculated on a tax basis, distributions were made 100% from capital gains for the year ended December 31, 2022.

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Since December 31, 2020, our Manager has declared daily distributions for shareholders of record as of the close of business on each day for the periods as shown in the table below:

Distribution Period	Daily Distribution Amount/Common Share		Date of Declaration	Payment Date(1)	Annualized Yield(2)		Link
01/01/2021 - 01/31/2021	0.0010958904		12/29/2020	04/13/2021	4.00%		Form 1-U
02/01/2021 - 02/28/2021	0.0012328767		01/28/2021	04/13/2021	4.50%		Form 1-U
03/01/2021 - 03/31/2021	0.0010273973		02/25/2021	04/13/2021	3.75%		Form 1-U
04/01/2021 - 04/30/2021	0.0010958904		03/30/2021	07/13/2021	4.00%		Form 1-U
05/01/2021 - 05/31/2021	0.0010958904		04/29/2021	07/13/2021	4.00%		Form 1-U
06/01/2021 - 06/30/2021	0.0010273973		05/28/2021	07/13/2021	3.75%		Form 1-U
07/01/2021 - 07/31/2021	0.0009589041		06/29/2021	10/12/2021	3.50%		Form 1-U
08/01/2021 - 08/31/2021	0.0014383562		07/28/2021	10/12/2021	5.25%		Form 1-U
09/01/2021 - 10/01/2021	0.0013698630		08/27/2021	10/12/2021	5.00%		Form 1-U
10/02/2021 - 10/31/2021	0.0013698630		10/01/2021	01/11/2022	5.00%		Form 1-U
11/01/2021 - 11/30/2021	0.0013013699		10/27/2021	01/11/2022	4.75%		Form 1-U
12/01/2021 - 12/31/2021	0.0013698630		11/29/2021	01/11/2022	5.00%		Form 1-U
01/01/2022 - 01/31/2022	0.0013698630		12/29/2021	04/12/2022	5.00%		Form 1-U
02/01/2022 - 02/28/2022	0.0012328767		01/28/2022	04/12/2022	4.50%		Form 1-U
03/01/2022 - 03/31/2022	0.0015068493		02/25/2022	04/12/2022	5.50%		Form 1-U
04/01/2022 - 04/30/2022	0.0012328767		03/30/2022	07/12/2022	4.50%		Form 1-U
05/01/2022 - 05/31/2022	0.0010958904		04/27/2022	07/12/2022	4.00%		Form 1-U
06/01/2022 - 06/30/2022	0.0010958904		05/27/2022	07/12/2022	4.00%		Form 1-U
07/01/2022 - 07/31/2022	0.0010958904		06/28/2022	10/12/2022	4.00%		Form 1-U
08/01/2022 - 08/31/2022	0.0010958904		07/27/2022	10/12/2022	4.00%		Form 1-U
09/01/2022 - 10/01/2022	0.0009589041		08/29/2022	10/12/2022	3.50%		Form 1-U
10/02/2022 - 10/31/2022	0.0008219178		10/01/2022	01/11/2023	3.00%		Form 1-U
11/01/2022 - 11/30/2022	0.0005479452		10/28/2022	01/11/2023	2.00%		Form 1-U
12/01/2022 - 12/31/2022	0.0006849315		11/29/2022	01/11/2023	2.50%		Form 1-U
12/31/2022(5)	3.0274538672		12/29/2022	01/11/2023	N/A	(5)	Form 1-U
01/01/2023 - 01/31/2023	0.0006849315		12/29/2022	04/11/2023	2.50%		Form 1-U
02/01/2023 - 02/28/2023	0.0008219178		01/30/2023	04/11/2023	3.00%		Form 1-U
03/01/2023 - 03//31/2023	0.0006849315		02/27/2023	04/11/2023	2.50%		Form 1-U
04/01/2023 - 04/30/2023	0.0006849315		03/29/2023	07/21/2023	2.50%		Form 1-U
Weighted Average	$0.0045874174	(3)			16.74	%(4)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.

(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

(3)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from January 1, 2021 through April 30, 2023.

(4)	Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, using a $10.00 per share purchase price.

(5)	On December 29, 2022, the Manager of the Company declared a distribution of $3.0274538672 per share (the “Additional December 31, 2022 Dividend”) for shareholders of record as of the close of business on December 31, 2022. The distribution was payable to shareholders of record as of the close of business on December 31, 2022 and the distribution was paid on January 11, 2023. As the Additional December 31, 2022 Dividend did not have daily declared distribution amounts over a period of time, its individual annualized yield is not presented; however, the Additional December 31, 2022 Dividend is included in the calculation for the weighted average annualized yield.

Any distributions that we make directly impacts our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

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Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Effective October 1, 2022, we revised our redemption plan to reduce the redemption price per share by the aggregate sum of distributions that reduce our NAV per share each quarter. Previously, we revised our redemption plan to reflect the following changes, effective October 1, 2021: (1) update our policy for redemptions so that shares held less than 5 years will be subject to a flat 1% penalty to the NAV per share in effect at the time of the redemption request; and (2) effectuate redemption requests on a first in first out basis, meaning, those shares submitted by a shareholder for redemption in any given month or quarter that have been continuously held for the longest amount of time will be redeemed first. Our Manager may in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of December 31, 2022, approximately 3,213,000 common shares had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored. We believe the increase in redemptions during the year ended December 31, 2022, is attributable to investor demand to restore and preserve personal liquidity given the changes in economic conditions across the broader financial markets.

Critical Accounting Policies

Our accounting policies have been established to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the consolidated financial statements.

We believe the following accounting estimates are the most critical to aid in fully understanding our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Investments in Equity Method Investees Impairment

The Company evaluates its investments in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other-than-temporary, then the Company estimates the fair value of the investment using various valuation techniques including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. Such assumptions involve a high degree of judgment and could be impacted by future economic and market conditions. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment loss to reduce the carrying value of its investment to fair value.

Impairment of Rental Real Estate Properties

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. When determining if a property has indicators of impairment, we evaluate the property’s occupancy and cash flows, our expected holding period for the property, strategic decisions regarding the property’s future operations or development, and other market factors. Impairment exists if estimated future undiscounted cash flows associated with those assets are less than the assets’ carrying value. Estimates of undiscounted cash flows are based on forward-looking assumptions, including annual and residual cash flows, terminal capitalization rates, and our estimated holding period for each asset. Such assumptions involve a high degree of judgment and could be affected by future economic and market conditions. When impairment exists, the long-lived asset is adjusted to its fair value. Impairment is calculated as the excess of carrying value over the fair value. Fair value is determined using industry techniques, which include a discounted cash flow, comparable sales or other income approaches. These valuation techniques require assumptions regarding future occupancy, rental rates, capital requirements, capitalization rate and discount rate that could differ materially from actual results and involve a high degree of judgment. Assets held for sale are recorded at the lower of cost or fair value less costs to sell.

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Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (each an “ASU”) that may have an impact on our consolidated financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies in the consolidated financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our consolidated financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We primarily generate revenues from interest revenue on our real estate debt investments and rental revenue from our investments in rental real estate properties. We may also seek to acquire investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition, in our consolidated financial statements for further detail.

Results of Operations

We substantially commenced operations on October 25, 2016. For the years ended December 31, 2022 and 2021, we had total consolidated net income of approximately $9.4 million and $3.9 million, respectively.

Revenue

Rental Revenue

For the years ended December 31, 2022 and 2021, we earned rental revenue of approximately $7.6 million and $6.6 million, respectively, from our investment in rental real estate properties. The increase in rental revenue is primarily attributable to higher market rent from improved economic conditions during the year ended December 31, 2022.

Other Revenue

For the years ended December 31, 2022 and 2021, we earned other revenue of approximately $1.3 million and $633,000, respectively, which is primarily related to dividends earned on our cash sweep account, as well as parking income, utility reimbursements, late fees, and other revenue earned from our investment in rental real estate properties. The increase in other revenue is primarily attributable to dividends earned on our cash sweep account, as well as termination fees, trash reimbursements from tenants, and damages charged to tenants.

Interest Revenue

For the years ended December 31, 2022 and 2021, we earned interest revenue of approximately $772,000 and $2.0 million, respectively, from our real estate debt investments. The decrease in interest revenue is primarily attributable to the repayment of our three remaining real estate debt investments during the year ended December 31, 2022.

9

Expenses

Rental Properties Operating and Maintenance

For the years ended December 31, 2022 and 2021, we incurred rental properties operating and maintenance expense of approximately $3.2 million and $2.3 million, respectively, which includes taxes, insurance, utilities, repairs, and other property-related expenses. The increase in rental properties operating and maintenance is primarily attributable to higher property taxes and third-party real estate asset management fees, as well as an increase in flooring replacements, turnover painting, and legal fees for evictions in the current period.

Investment Management and Other Fees – Related Party

For the years ended December 31, 2022 and 2021, we incurred investment management fees of approximately $1.1 million and $834,000, respectively. The increase in investment management fees is directly related to an increase in net assets, as the investment management fee is calculated as a percentage of net assets each quarter.

Other Income (Expense)

Equity in Earnings (Losses)

For the years ended December 31, 2022 and 2021, we had equity in earnings of approximately $11.9 million and $5.9 million from our equity method investees, respectively. The increase in equity in earnings is attributable to the sale of two properties held by one of our equity method investees, which resulted in earnings of $11.2 million, compared to a gain of $5.8 million in the prior year from the sale of one of our equity method investees. Additionally, the improved performance of our remaining equity method investees attributed to the additional increase.

Interest Expense

For the years ended December 31, 2022 and 2021, we incurred interest expense of approximately $2.5 million. Of these amounts, approximately $0 and $151,000, respectively, were due to related parties for notes payable used to fund our investment and operational activity. See Note 10, Related Party Arrangements, in our consolidated financial statements for more information.

Our Investments

As of December 31, 2022, we had entered into the following investments. See “Recent Developments” for a description of any investments we have made since December 31, 2022. Note that the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Bridge Loans	Location	Type of Property	Date of Acquisition	Interest Rate(1)	Maturity Date(2)	Total Commitment(3)	LTV(4)	LTC(5)	Overview (Form 1-U)
Sterling Town Center Bridge Loan/RSE Aspect Promenade Controlled Subsidiary(6)	Raleigh, NC	Multifamily	08/28/2018	(6)	(6)	$9,702,000	-	68.0%	Initial	Update 1 Update 2 Update 3

(1)	Interest Rate refers to the projected annual interest rate on each senior loan. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.

(2)	Maturity Date refers to the initial maturity date of each senior loan, and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.

(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as determined by our Manager. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that such value will be achieved. For performance evaluation, we generally use LTV for properties that are generating cash flow.

(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. For performance evaluation, we generally use LTC for properties that are subject to construction. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.

10

(6)	The Sterling Town Center Bridge Loan converted into additional ownership of a “majority-owned subsidiary,” Aspect Promenade JV LP (the “RSE Aspect Promenade Controlled Subsidiary”) upon receiving approval from the United States Department of Housing and Urban Development (“HUD”), for an initial purchase price of approximately $9,702,000, which is the initial stated value of our additional equity interest in the RSE Aspect Promenade Controlled Subsidiary. The Sterling Town Center Bridge Loan conversion was approved by HUD and the bridge loan converted to common equity on 3/29/2019. Consequently, no interest accrued on the Sterling Town Center Bridge Loan.

(7)	On August 12, 2022, the Aspect Promenade Controlled Subsidiary sold the EnV property located in Hollywood, FL, for a sales price of approximately $110.0 million. Our distribution received from the sale totaled approximately $9.9 million. On September 14, 2022, the Aspect Promenade Controlled Subsidiary sold the Aspect property located in Kissimmee, FL, for a sales price of approximately $127.5 million. Our distribution received from the sale totaled approximately $7.8 million. The Aspect Promenade Controlled Subsidiary continues to own and operate the Sterling Town Center property located in Raleigh, NC. See Note 3, Investments in Equity Method Investees for further information regarding these dispositions.

Real Property and Controlled Subsidiaries (Preferred Equity Investments)	Location	Type of Property	Date of Acquisition	Annual Return (1)		Redemption Date(2)	Total Commitment (3)	LTV(4)	LTC(5)	Overview (Form 1-U)
Vukota Chestnut Springs Controlled Subsidiary(7)	Colorado Springs, CO	Multifamily	07/17/2017	12.0%		09/01/2025	$265,000	85.0%	-	Initial	Update
Englewood Square Controlled Subsidiary(13)	Chicago, IL	Retail	11/02/2017	10.0	%(6)	03/23/2023	$500,000	37.0 – 41.0%	-	Initial	Update
RSE Walcott Controlled Subsidiary(10)	Denver, CO	Multifamily	06/20/2018	11.0%		06/20/2021	$2,700,000	-	63.7%	Initial	Update
RSE Cherokee Flats Controlled Subsidiary(8)	Denver, CO	Mixed-Use	11/27/2018	11.5%		11/27/2023	$3,355,000	-	70.0%	Initial	Update
RSE Lennox Controlled Subsidiary(11)	Las Vegas, NV	Multifamily	05/24/2019	9.0%		05/24/2029	$3,400,000	77.7%	-	Initial	Update
RSE Church Lake Controlled Subsidiary(9)	Southaven, MS	Multifamily	05/31/2019	10.3%		05/31/2029	$5,800,000	90.0%	-	Initial	Update
Audelia Controlled Subsidiary(12)	Dallas, TX	Multifamily	08/15/2019	10.0%		08/31/2029	$7,530,000	90.0%	-	Initial	Update

(1)	Annual Return refers to the projected annual preferred economic return that we are entitled to receive with priority payment over the other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future.

(2)	Redemption Date refers to the initial redemption date of each asset, and does not take into account any extensions that may be available.

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(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.

(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as reasonably determined by our Manager. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that such value will be achieved. For performance evaluation, we generally use LTV for properties that are generating cash flow.

(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. For performance evaluation, we generally use LTC for properties that are subject to construction. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.

(6)	The Englewood Square Investment earns a 10% annual return. In addition, the Englewood Square Investment may earn 50% of any percentage rent paid by the property’s anchor tenant up to $18,000 in any calendar year.

(7)	On March 18, 2021, the Vukota Chestnut Springs Controlled Subsidiary was redeemed in full and is no longer outstanding.

(8)	On April 14, 2021, the Cherokee Flats Controlled Subsidiary was redeemed in full and is no longer outstanding.

(9)	On August 9, 2021, the RSE Church Lake Controlled Subsidiary was redeemed in full and is no longer outstanding.

(10)	On October 15, 2021, the RSE Walcott Controlled Subsidiary was redeemed in full and is no longer outstanding.

(11)	On January 19, 2022, the RSE Lennox Controlled Subsidiary was redeemed in full and is no longer outstanding.

(12)	On October 19, 2022, the Audelia Controlled Subsidiary was redeemed in full and is no longer outstanding.

(13)	On December 23, 2022, the Englewood Square Controlled Subsidiary was redeemed in full and is no longer outstanding.

Real Property Controlled Subsidiaries (Joint Venture Investments)	Location	Type of Property	Date of Acquisition	Purchase Price(1)	Overview (Form 1-U)
RSE Railfield Controlled Subsidiary (3)	San Marcos, TX	Multifamily	08/22/2017	$4,941,866	Initial	Update 1 Update 2
RSE Orion Controlled Subsidiary (S. Akron St)	Denver, CO	Multifamily	09/28/2017	$5,386,054	Initial	Update
RSE Orion Controlled Subsidiary (E. Asbury Ave)	Denver, CO	Multifamily	11/30/2017	$5,034,285	Initial	Update
RSE Aspect Promenade Controlled Subsidiary (2)	Raleigh, NC	Multifamily	08/28/2018	$9,701,987	Initial	Update 1 Update 2 Update 3
EVO Controlled Subsidiary	Las Vegas, NV	Multifamily	12/20/2019	$37,800,000	Initial	N/A

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

(2)	Owned by Aspect Promenade JV, LP. All assets were acquired prior to the debt-to-equity conversion on 3/29/2019.

(3)	On September 27, 2021, upon the sale of the underlying property, the RSE Railfield Controlled Subsidiary investment was fully distributed to us in accordance with the joint venture agreement with the exception of an immaterial holdback, which was used to pay invoices received post sale.

(4)	On August 12, 2022, the Aspect Promenade Controlled Subsidiary sold The EnV Property for a sales price of approximately $110,000,000.

(5)	On September 14, 2022, the Aspect Promenade Controlled Subsidiary sold The Aspect Property for a sales price of approximately $127,500,000.

As of December 31, 2022, the Company’s investments in companies that are accounted for under the equity method of accounting also included the contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 10, Related Party Arrangements for further information regarding National Lending.

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Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We obtain the capital required to primarily originate, invest in and manage a diversified portfolio of real estate investments and conduct our operations from the proceeds of our Offering and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of December 31, 2022, we had deployed approximately $64.5 million for five investments and had approximately $39.0 million in cash and cash equivalents. The Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of December 31, 2022, we had approximately $60.3 million of outstanding third-party debt secured by real property of our consolidated joint ventures. As of December 31, 2022, we anticipate that cash on hand and proceeds from potential future Offerings will provide sufficient liquidity to meet future funding commitments and costs of operations.

We have no outstanding unsecured, Company level debt as of April 24, 2023 and December 31, 2022. This amount does not include any debt secured by the real property of our consolidated or unconsolidated joint ventures.

We may employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50%-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a diversified portfolio of multifamily rental properties and development project assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We face additional challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and we may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

Despite the public markets having delivered one of their worst performing years in the past several decades, the strength of the Fundrise Portfolio led to a stronger relative performance compared to the broader market in 2022. The Fundrise Portfolio had a positive net return when averaged across all investor accounts in 2022. During the same period, the S&P 500® Total Return Index, a bellwether for the overall U.S. stock market, returned -18.11% and publicly listed REITs (as measured by the NAREIT All U.S. REITs index) returned -25.10%.

To combat the record high inflation in 2022, the Federal Reserve conducted its fastest ever period of interest rate hikes. As expected, this plan to methodically slow down the economy and withdraw liquidity from the market through the use of monetary policy has also led to a sharp decline in asset values across nearly all sectors. While no asset is immune, hard assets, such as real estate, tend to perform well in inflationary environments.

We seek to identify and make our investments according to large macroeconomic trends precisely because we believe those trends are likely to drive outsized growth, which in turn can deliver better than average performance.

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More granularly, the primary contributors to 2022 performance were:

•	Interest rate hikes conducted by the Federal Reserve to combat record high inflation

•	Continued rent increases caused by a post pandemic spike in demand combined with ongoing limitations on the supply of housing

•	Sunbelt growth whereby the existing dynamics of strong population and job growth were amplified by the pandemic-driven migration of both people and companies to the region; and

•	Increasing institutional demand for well-located, cash-flowing real estate assets

Looking ahead, we expect the next several months to be challenging for the broader economy, with most economic conditions getting worse before they get better, and markets potentially seeing another significant leg downward. Individuals, businesses, and investors alike will need to survive what is likely to be a period where asset values are broadly depressed and borrowing costs are significantly higher (at least when compared to recent history). That being said, we are starting to become more optimistic and believe that we are nearing the bottom of the market cycle, with the next 12+ months (as of the date of this filing) presenting compelling investment opportunities that we’ve seen.

Off-Balance Sheet Arrangements

As of December 31, 2022 and 2021, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 10, Related Party Arrangements in our consolidated financial statements.

Recent Developments

Investments

There were no real estate investments acquired by or repaid to the Company since December 31, 2022 through April 24, 2023.

Other

Event	Date	Description
Share Purchase Price Update	01/03/2023	Beginning on January 3, 2023, the per share purchase price of our common shares was updated to $12.53 due to a quarterly change in NAV. More information can be found here.

Declaration of February 2023 Distributions	01/30/2023	On January 30, 2023, our Manager declared a daily distribution of $0.0008219178 per share for shareholders of record as of the close of business on each day of the period commencing on February 1, 2023 and ending on February 28, 2023. More information can be found here.

Declaration of March 2023 Distributions	02/27/2023	On February 27, 2023, our Manager declared a daily distribution of $0.0006849315 per share for shareholders of record as of the close of business on each day of the period commencing on March 1, 2023 and ending on March 31, 2023. More information can be found here.

Declaration of April 2023 Distributions	03/29/2023	On March 29, 2023, our Manager declared a daily distribution of $0.0006849315 per share for shareholders of record as of the close of business on each day of the period commencing on April 1, 2023 and ending on April 30, 2023. More information can be found here.

Share Purchase Price Update	04/01/2023	Beginning on April 1, 2023, the per share purchase price of our common shares was updated to $12.38 due to a quarterly change in NAV. More information can be found here.

Status of Our Offering	04/24/2023	During the third quarter of 2022, the Manager closed our Offering. As of April 24, 2023, we had raised total gross offering proceeds of approximately $114.6 million from settled subscriptions (including the $100,000 received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor, and approximately $1.7 million received in private placements to third parties), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 11,190,000 of our common shares.

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Item 3.	Directors and Officers

Our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established an investment committee that makes decisions with respect to all acquisitions and dispositions. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in our Offering Circular unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our operating agreement. Our Manager maintains a contractual, as opposed to a fiduciary, relationship with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Executive Officers of Our Manager

As of the date of this Annual Report, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Benjamin S. Miller	46	Chief Executive Officer
Brandon T. Jenkins	37	Chief Operating Officer
Bjorn J. Hall	42	General Counsel, Chief Compliance Officer and Secretary
Alison A. Staloch	42	Chief Financial Officer

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and a Director of our Sponsor since its inception on March 14, 2012. Prior to Rise Companies Corp., Mr. Miller had been a Managing Partner of the real estate company WestMill Capital Partners from October 2010 to June 2012, and before that, was President of Western Development Corporation one of the largest mixed-use real estate companies in the Washington, DC metro area, from April 2006 to October 2010, after joining the company in early 2005 as its Chief Operating Officer. From 2003 until 2005, Mr. Miller was an Associate and part of the founding team of Democracy Alliance, a progressive investment collaborative. In 2001, Mr. Miller co-founded and was a Managing Partner of US Nordic Ventures, a private equity and operating company that works with Scandinavian green building firms to penetrate the U.S. market. Mr. Miller has a Bachelor of Arts from the University of Pennsylvania.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in such capacity with the Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate. Previously, Mr. Jenkins has served as Director of Real Estate for WestMill Capital Partners and spent two and a half years as an investment advisor at Marcus & Millichap. Mr. Jenkins earned his Bachelor of Arts from Duke University.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Secretary of our Manager and has served in such capacities with our Sponsor since February 2014. Prior to joining our Sponsor in February 2014, Mr. Hall was a counsel at the law firm of O’Melveny & Myers LLP, where he was a member of the Corporate Finance and Securities Group. Mr. Hall has a Bachelor of Arts from the University of North Dakota and received a J.D. from Georgetown University Law Center.

Alison A. Staloch has served as the Chief Financial Officer of our Manager since June 2021 and has served in such capacity with our Sponsor since April 2021. Prior to joining our Sponsor, Ms. Staloch served as the Chief Accountant of the Division of Investment Management at the U.S. Securities and Exchange Commission from December 2017 to April 2021, and before that, served as Assistant Chief Accountant from November 2015 to November 2017. From 2005 to 2015, Ms. Staloch was with KPMG LLP in the Asset Management practice. Ms. Staloch has a Bachelor of Arts in Psychology from Miami University and received a Master of Accounting from the Ohio State University.

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Compensation of Executive Officers

Each of the executive officers of our Sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for their services, including services performed for us on behalf of our Manager, from our Sponsor. As executive officers of our Manager, these individuals serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not pay any compensation directly to these individuals.

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Management Compensation” in our Offering Circular and Note 10, Related Party Arrangements – Fundrise Advisors, LLC, Manager in our consolidated financial statements.

Item 4.	Security Ownership of Management and Certain Securityholders

Principal Shareholders

The following table sets forth the approximate beneficial ownership of our common shares as of March 31, 2023 for each person or group that holds more than 10.0% of our common shares, for each executive officer of our Manager and for the executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

Name of Beneficial Owner (1)(2)	Number of Shares Beneficially Owned	Percent of All Shares
Benjamin S. Miller	503	*
Brandon T. Jenkins	9	*
Bjorn J. Hall	171	*
Alison A. Staloch	-	-
All executive officers of our Manager as a group (4 persons)	683	*

*	Represents less than 1.0% of our outstanding common shares.

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	Each listed beneficial owner, person or entity has an address in care of our principal executive offices at 11 Dupont Circle NW, 9th Floor, Washington, DC 20036.

Item 5.	Interest of Management and Others in Certain Transactions

For further details, please see Note 10, Related Party Arrangements in Item 7, Financial Statements.

Item 6.	Other Information

None.

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Item 7.	Financial Statements

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise Midland Opportunistic REIT, LLC

17

Independent Auditor’s Report

Members

Fundrise Midland Opportunistic REIT, LLC

Opinion

We have audited the consolidated financial statements of Fundrise Midland Opportunistic REIT, LLC and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2022 and 2021, the related consolidated statements of operations, changes in members’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

F-1

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

/s/ RSM US LLP

McLean, Virginia

April 24, 2023

F-2

Fundrise Midland Opportunistic REIT, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of December 31, 2022	As of December 31, 2021
ASSETS
Cash and cash equivalents	$39,003	$10,720
Restricted cash	209	452
Interest receivable	-	63
Other assets, net	519	384
Real estate deposits	-	2,000
Real estate debt investments	-	12,841
Investments in equity method investees	14,188	20,210
Investments in rental real estate properties, net	92,496	97,662
Total Assets	$146,415	$144,332

LIABILITIES AND EQUITY
Liabilities:
Accounts payable and accrued expenses	$356	$502
Due to related party	282	243
Settling subscriptions	-	39
Distributions payable	25,736	1,380
Redemptions payable	3,600	1,483
Rental security deposits and other liabilities	144	309
Mortgage payable, net	62,477	62,936
Total Liabilities	92,595	66,892

Commitments and Contingencies

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 11,177,253 and 10,770,368 shares issued and 7,964,727 and 8,303,821 shares outstanding as of December 31, 2022 and 2021, respectively	78,289	82,642
Retained earnings (Accumulated deficit)	(30,346)	(12,039)
Total Members’ Equity	47,943	70,603
Non-controlling interest	5,877	6,837
Total Equity	53,820	77,440
Total Liabilities and Equity	$146,415	$144,332

The accompanying notes are an integral part of these consolidated financial statements.

F-3

Fundrise Midland Opportunistic REIT, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Revenue
Rental revenue	$7,617	$6,618
Interest revenue	772	2,046
Other revenue	1,278	633
Total revenue	9,667	9,297

Expenses
Depreciation and amortization	5,177	5,256
Rental properties operating and maintenance	3,248	2,259
Investment management and other fees - related party	1,062	834
General and administrative expenses	293	317
Total expenses	9,780	8,666

Other (Expense) Income
Equity in earnings (losses)	11,916	5,895
Interest expense	(2,450)	(2,459)
Interest expense – related party	-	(151)
Total other (expense) income	9,466	3,285

Net income	$9,353	$3,916

Less: Net loss attributable to non-controlling interests	(455)	(526)
Net income attributable to controlling interests	$9,808	$4,442

Net income per basic and diluted common share	$1.17	$0.53
Weighted average number of common shares outstanding, basic and diluted	8,381,101	8,408,298

The accompanying notes are an integral part of these consolidated financial statements

F-4

Fundrise Midland Opportunistic REIT, LLC

Consolidated Statements of Equity

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Members’	Non- Controlling	Total
	Shares	Amount	Deficit)	Equity	Interests	Equity
December 31, 2020	8,675,826	$86,223	$(12,756)	$73,467	$7,693	$81,160
Proceeds from issuance of common shares	298,401	3,825	-	3,825	-	3,825
Offering costs	-	(73)	-	(73)	-	(73)
Distributions declared on common shares	-	-	(3,725)	(3,725)	-	(3,725)
Redemptions of common shares	(670,406)	(7,333)	-	(7,333)	-	(7,333)
Non-controlling interest	-	-	-	-	(330)	(330)
Net income (loss)	-	-	4,442	4,442	(526)	3,916
December 31, 2021	8,303,821	$82,642	$(12,039)	$70,603	$6,837	$77,440
Proceeds from issuance of common shares	406,885	5,936	-	5,936	-	5,936
Offering costs	-	(24)	-	(24)	-	(24)
Distributions declared on common shares	-	-	(28,115)	(28,115)	-	(28,115)
Redemptions of common shares	(745,979)	(10,265)	-	(10,265)	-	(10,265)
Non-controlling interest	-	-	-	-	(505)	(505)
Net income (loss)	-	-	9,808	9,808	(455)	9,353
December 31, 2022	7,964,727	$78,289	$(30,346)	$47,943	$5,877	$53,820

The accompanying notes are an integral part of these consolidated financial statements.

F-5

Fundrise Midland Opportunistic REIT, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
OPERATING ACTIVITIES:
Net income	$9,353	$3,916
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	5,177	5,256
Above-market debt amortization	(420)	(420)
Amortization of deferred financing costs	46	52
Equity in (earnings) losses	(11,916)	(5,895)
Bad debt expense	234	10
Return on investment from equity method investees	878	468
Interest revenue received in kind, net	1,411	662
Changes in assets and liabilities:
Net (increase) decrease in interest receivable	63	43
Net (increase) decrease in other assets	(370)	264
Net increase (decrease) in accounts payable and accrued expenses	(146)	(88)
Net increase (decrease) in due to related party	39	5
Net increase (decrease) in rental security deposits and other liabilities	(165)	138
Net cash provided by (used in) operating activities	4,184	4,411
INVESTING ACTIVITIES:
Investment in real estate debt investments	-	(450)
Repayments of real estate debt investments	11,430	12,570
Investment in equity method investees	(1,551)	(48)
Repayment of equity method investees	-	7,003
Return of investment from equity method investees	18,612	1,114
Capital expenditures related to residential rental properties	(11)	(5)
Distributions paid to non-controlling interests from rental real estate properties	(505)	(333)
Issuance of deposits	-	(2,000)
Release of deposits	2,000	-
Net cash provided by (used in) investing activities	29,975	17,851
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	5,897	3,825
Proceeds from notes payable - related party	-	5,000
Payoff of notes payable - related party	-	(14,510)
Repayment of mortgage principal	(85)	(80)
Redemptions paid	(8,148)	(8,267)
Distributions paid	(3,759)	(3,412)
Proceeds from settling subscriptions	-	39
Offering costs paid	(24)	(49)
Reimbursements (to) from related party	-	(465)
Net cash provided by (used in) financing activities	(6,119)	(17,919)

Net increase (decrease) in cash and cash equivalents and restricted cash	28,040	4,343
Cash and cash equivalents and restricted cash, beginning of period	11,172	6,829
Cash and cash equivalents and restricted cash, end of period	$39,212	$11,172

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITY:
Settlement of settling subscriptions	$39	$-

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid – mortgage payable	$2,824	$2,787
Interest paid – related party note	$-	$193

The accompanying notes are an integral part of these consolidated financial statements.

F-6

Fundrise Midland Opportunistic REIT, LLC

Notes to Consolidated Financial Statements

1.	Formation and Organization

Fundrise Midland Opportunistic REIT, LLC was formed on November 19, 2015, as a Delaware limited liability company and commenced operations on October 25, 2016. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Midland Opportunistic REIT, LLC except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio of real estate loans and real estate, and may also invest in real estate-related debt securities and other real estate-related assets. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes beginning with the year ended December 31, 2016. As of December 31, 2022 and 2021, we held substantially all of our assets directly and had no active operating partnerships or any taxable REIT subsidiaries or qualified REIT subsidiaries, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

The Company’s initial and subsequent offering of its common shares (the “Offering(s)”) has been conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $75.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. Most recently, the Company qualified $75.0 million of shares on July 30, 2021 which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $75.0 million.

During the third quarter of 2022, the Manager closed the Regulation A offering of common shares of the Company. The Company may in the future file an offering statement to qualify additional common shares for sale pursuant to Regulation A, or offer its common shares pursuant to Regulation D of the Securities Act (“Regulation D”), as determined by our Manager.

As of December 31, 2022 and 2021, after redemptions, the Company had net common shares outstanding of approximately 7,965,000 and 8,304,000, respectively, including common shares issued to Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of December 31, 2022 and 2021, the Sponsor owned 600 common shares. In addition, as of December 31, 2022 and 2021, Fundrise, L.P., an affiliate of the Sponsor, had purchased an aggregate of 9,500 common shares, at $10.00 per share in a private placement for an aggregate purchase price of $95,000. As of December 31, 2022 and, 2021, third parties had purchased approximately 112,000 and 24,000 common shares, respectively, in private placements for an aggregate purchase price of approximately $1.6 million and $320,000, respectively. As of December 31, 2022 and 2021, the total amount of equity issued by the Company on a gross basis was approximately $114.5 million and $108.5 million, respectively. These amounts were offered at a $15.43 and $13.29 per share price, respectively.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC. The Company has no items of other comprehensive income or loss in any period presented.

F-7

Certain amounts in the prior year’s consolidated financial statements have been reclassified to conform to current year presentation. “Above-market debt value, net” amounts have been reclassified as “Mortgage payable, net”.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

The Company reports non-controlling interest in subsidiaries as equity in the consolidated financial statements and accounts for all transactions between the Company and non-controlling owners as equity transactions.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents may consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Restricted Cash

Restricted cash consists of cash balances restricted in use by contractual obligations with third parties. This may include funds escrowed for tenant security deposits, real estate taxes, property insurance, and mortgage escrows required by lenders on certain of our properties to be used for future building renovations or tenant improvements.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to common members by the weighted-average common shares outstanding during the period. Diluted net income (loss) per common share equals basic net income (loss) per common share as there were no potentially dilutive securities outstanding during the years ended December 31, 2022 and 2021.

Organizational and Offering Costs

Organizational costs include all expenses incurred by the Company in connection with its formation. Offering costs represent costs incurred by the Company in the qualification of the Offering and the marketing and distribution of common shares, include, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees.

During the years ended December 31, 2022 and 2021, the Company directly incurred offering costs of approximately $24,000 and $73,000, respectively. Approximately $0 and $24,000 of directly incurred offering costs were payable as of December 31, 2022 and 2021, respectively.

F-8

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and adjusted for contributions, distributions, basis difference, and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the years ended December 31, 2022 and 2021.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

Real Estate Debt Investments

Our real estate debt investments are classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to periodic analysis for potential loan impairment.

A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that we will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. When an investment is deemed impaired, the impairment is measured based on the expected future cash flows discounted at the investment’s effective interest rate. As a practical expedient, FASB ASC 310, Receivables, permits a creditor to measure an observable market price for the impaired debt related investment as an alternative to discounting expected future cash flows. Regardless of the measurement method, a creditor should measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable. A real estate debt investment is also considered impaired if its terms are modified in a troubled debt restructuring (“TDR”). A TDR occurs when we grant a concession to a borrower in financial difficulty by modifying the original terms of the loan. Impairments on TDR loans are generally measured based on the present value of expected future cash flows discounted at the effective interest rate of the original loan. As of December 31, 2022 and 2021, no real estate debt investments were considered impaired. No impairment losses were recorded related to real estate debt investments during the years ended December 31, 2022 and 2021. During the years ended December 31, 2022 and 2021, we did not have any TDRs.

We have certain investments that are legally structured as equity investments in subsidiaries with rights to receive preferred economic returns (referred to throughout these Notes as “preferred equity” investments). We report these investments as real estate debt investments when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

F-9

Investment in Rental Real Estate Properties

In accordance with FASB ASC 805, Business Combinations, the Company first determines whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, buildings, site improvements, above- and below-market leases, acquired in-place leases, other identified intangible assets and assumed liabilities) and allocates the purchase price on a relative fair value basis (including capitalized transaction costs) to the acquired assets and assumed liabilities. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant.

The amortization of in-place leases is recorded as an adjustment to depreciation and amortization expense on the Company’s consolidated statements of operations. The amortization of above or below-market leases is recorded as an adjustment to rental revenue on the Company’s consolidated statements of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below-market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below-market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any in-place lease value is written off.

Significant improvements to rental real estate properties are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

Costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range of the assets are as follows:

Description	Depreciable Life
Buildings and building improvements	20 – 30 years
Site improvements	10 – 20 years
Furniture, fixtures and equipment	5 – 10 years
Lease intangibles	Over lease term

We evaluate our real estate properties for impairment when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value. During the years ended December 31, 2022 and 2021, no such impairment occurred.

Real Estate Deposits

During the closing on an investment in rental real estate property or real estate held for improvement, we may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will be returned to us. The Company may pay a deposit for a property that is ultimately acquired by a related party fund. Upon acquisition of the property, the related party fund would reimburse the Company for the full amount of the deposit.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular.

Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 worth of shares per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions for shares held less than 5 years are also subject to a flat 1% penalty to the NAV per share in effect at the time of the redemption request. Redemptions are processed on a first-in, first-out basis, meaning those shares submitted by a shareholder for redemption in any given month or quarter that have been continuously held for the longest amount of time will be redeemed first. Furthermore, the redemption price per share is reduced by the aggregate sum of distributions that reduce our NAV per share each quarter.

F-10

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the first day of the last month of such calendar quarter) is 5.00% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given quarter, as these commercial real estate assets are paid off or sold, but we do not intend to redeem more than 20.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2016, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements during the years ended December 31, 2022 and 2021. No gross deferred tax assets or liabilities have been recorded as of December 31, 2022 and 2021.

As of December 31, 2022, the tax period for the taxable year ending December 31, 2019 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Rental revenue is recognized on a straight-line basis over the term of the lease. We will periodically review the collectability of our tenant receivables and record an allowance for doubtful accounts for any estimated probable losses. Rental revenue is recorded net of bad debt expense in the consolidated financial statements.

Other revenue consists of utility reimbursements, damages, termination fees, administrative and late fees, parking fees, and money market dividend revenue. Money market dividend revenue is recognized on an accrual basis and is related to dividends earned through our cash sweep bank account.

Interest revenue is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest revenue is recognized on real estate debt investments classified as held to maturity securities.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The standard was effective for annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. The Company adopted the new standard as of January 1, 2022. The adoption of the new standard did not have a material impact on our consolidated financial statements.

F-11

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. We are in the process of evaluating the impact of the adoption of this standard on our financial statements, but do not currently expect it to have a material impact given the Company’s limited historical credit loss experience.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Beginning balance	$20,210	$22,852
New investments in equity method investees	1,551	48
Repayment of equity method investees	-	(7,003)
Distributions from equity method investees	(19,489)	(1,582)
Equity in earnings (losses) of equity method investees	11,916	5,895
Ending balance	$14,188	$20,210

As of December 31, 2022 and 2021, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	Acquired in 2017, a 90.0% non-controlling member interest in CWP Forest Cove JV, LLC, whose activities are carried out through the following wholly-owned assets: Asbury Plaza Apartments, a garden-style multifamily property in Denver, CO and Forest Cove Apartments, a garden-style multifamily property in Denver, CO.

(2)

Acquired in 2018, a 14.0% non-controlling member interest in Aspect Promenade JV, LP, whose activities are carried out through the following wholly-owned assets: The Aspect Apartments, an apartment complex in Kissimmee, FL; The EnV Apartments, an apartment complex in Hollywood, FL; and The Sterling Town Center, an apartment complex in Raleigh, NC. On August 12, 2022, the Aspect Promenade JV, LP sold The EnV Property for a sales price of approximately $110.0 million. Proceeds from the sale totaled approximately $70.6 million, net of repayment of approximately $37.6 million of outstanding senior loans and closing costs of approximately $2.2 million. Our distribution received from the sale totaled approximately $9.9 million. On September 14, 2022, the Aspect Promenade JV, LP sold The Aspect Property for a sales price of approximately $127.5 million. Proceeds from the sale totaled approximately $74.7 million, net of repayment of $50.7 million of outstanding senior loans, and closing costs of approximately $2.0 million. Our distribution received from the sale totaled approximately $7.8 million. The Aspect Promenade JV, LP continues to own and operate Sterling Town Center.

As a result of these sales, the Company recognized equity in earnings of approximately $11.2 million during the year ended December 31, 2022.

(3)	Acquired in 2019, the contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 10, Related Party Arrangements for further information regarding National Lending.

(4)	Acquired in 2017, a 95.0% non-controlling member interest in RR Cedars GP, LLC, whose activities are carried out through the following wholly-owned asset: Cedars of San Marcos Apartments, a garden-style multifamily property in San Marcos, TX. On September 27, 2021, RR Cedars GP, LLC was sold, resulting in a gain of $5.8 million, which is included in the equity in earnings balance above for the year ended December 31, 2021.

F-12

As of and for the year ended December 31, 2022, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information:	Forest Cove JV LLC As of December 31, 2022	Aspect Promenade JV LP As of December 31, 2022	National Lending LLC As of December 31, 2022
Real estate assets, net	$29,256	$49,823	$-
Other assets	799	3,551	66,577	(1)
Total assets	$30,055	$53,374	$66,577

Mortgage notes payable	$23,000	$34,745	$-
Other liabilities	463	421	-
Equity	6,592	18,208	66,577
Total liabilities and equity	$30,055	$53,374	$66,577
Company’s equity investment	$5,935	$1,583	$6,670

(1)	Approximately $41.0 million of “Other assets” are promissory notes receivable from other eREITs. See Note 10, Related Party Arrangements for further information regarding National Lending.

Condensed income statement information:	Forest Cove JV LLC For the Year Ended December 31, 2022	Aspect Promenade JV LP For the Year Ended December 31, 2022		National Lending LLC For the Year Ended December 31, 2022
Total revenue	$3,943	$17,929		$1,418
Total expenses	3,661	20,652		59
Total gain on sale of real estate	0	113,996		0
Net income	$282	$111,273		$1,359
Company’s equity in earnings of investee	$254	$11,531	(1)	$131

(1)	The Company’s equity in net income of investee is largely comprised of the Company’s share of a $114.0 million gain on sale of real estate recorded by the Aspect Promenade JV LP.

As of and for the year ended December 31, 2021, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information:	RR Cedars GP LLC As of December 31, 2021	Forest Cove JV LLC As of December 31, 2021	Aspect Promenade JV LP As of December 31, 2021	National Lending LLC As of December 31, 2021
Real estate assets, net	$-	$30,066	174,256	-
Other assets	-	906	3,561	69,017	(1)
Total assets	$-	$30,972	177,817	69,017

Mortgage notes payable	$-	$23,007	119,452	-
Other liabilities	-	430	1,198	3
Equity	-	7,535	57,167	69,014
Total liabilities and equity	$-	$30,972	177,817	69,017
Company’s equity investment	$-	$6,783	8,439	4,988

(1)	Approximately $29.0 million of “Other assets” are promissory notes receivable from other eREITs. See Note 10, Related Party Arrangements for further information regarding National Lending.

F-13

Condensed income statement information:	RR Cedars GP LLC For the Period January 1, 2021 to September 27, 2021(1)		Forest Cove JV LLC For the Year Ended December 31, 2021	Aspect Promenade JV LP For the Year Ended December 31, 2021	National Lending LLC For the Year Ended December 31, 2021
Total revenue	$1,636		$3,623	$20,620	$1,243
Total expenses	2,196		3,504	18,517	47
Net income (loss)	$(561)		$119	$2,103	$1,196
Company’s equity in earnings (losses) of investee	$5,403	(2)	$107	$295	$90

(1)	Condensed results of operations are up to the period of disposal.

(2)	The Company’s equity in net income of investee is inclusive of the gain on sale of the investment of approximately $5.8 million.

4.	Real Estate Debt Investments

As of December 31, 2022 and 2021, none of our real estate debt investments are considered impaired, and no impairment charges have been recorded in these consolidated financial statements. The following table describes our real estate debt related investment activity (amounts in thousands):

Real Estate Debt Investments:	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Beginning balance	$12,841	$25,263
Investments (1)	-	450
Interest revenue received in kind, net	(1,411)	(662)
Principal repayments (2)	(11,430)	(12,570)
Ending balance	$-	$12,841

(1)	No new real estate debt investments were acquired during the year ended December 31, 2022 or 2021, but borrowers had drawn additional funds on existing real estate debt investments during the year ended December 31, 2021.

(2)	As of December 31, 2022, principal repayments include full repayment from three preferred equity investments. As of December 31, 2021, principal repayments included full repayment from four preferred equity investments.

As of December 31, 2022 and 2021, there were no discount or origination costs or fees that were includable in the carrying value of our real estate debt investments.

Interest revenue received in kind represents accruable interest receivable from related real estate debt investments upon maturity, net of payments received during the year. Interest revenue received in kind is presented with “Real estate debt investments” in these consolidated financial statements.

The following table presents the Company’s investments in real estate debt investments as of December 31, 2021 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or cost (1)	Future Funding Commitments	Carrying Value
Preferred equity	3	$12,841	$-	$12,841
Balance as of December 31, 2021	3	$12,841	$-	$12,841

(1)	For preferred equity investments, this includes the stated amount of funds disbursed to date, interest that was contractually converted to principal, and interest revenue received in kind.

F-14

The following table presents certain information about the Company’s investments in real estate debt investments, as of December 31, 2021, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Preferred equity	3	$-	$500	$12,341	$-
Balance as of December 31, 2021	3	$-	$500	$12,341	$-

Credit Quality Monitoring

The Company’s real estate debt investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have preferred interests in real estate similar to the interests just described. The Company evaluates its real estate debt investments and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of December 31, 2022 and 2021, all investments were considered to be performing. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

5.	Investments in Rental Real Estate Properties, net

The following table presents the Company’s investments in rental real estate properties (amounts in thousands):

	As of December 31, 2022	As of December 31, 2021
Land	$16,117	$16,117
Building and building improvements	86,577	86,573
Site improvements	3,871	3,871
Furniture, fixtures and equipment	1,629	1,622
Total gross investment in rental real estate properties	$108,194	$108,183
Less: Accumulated depreciation	(15,698)	(10,521)
Total investment in rental real estate properties, net	$92,496	$97,662

As of December 31, 2022 and 2021, we had invested in one rental real estate property, which consists of the following:

(1)	Acquired in December 2019, an 81% controlling interest in FR-ICG EVO Parent LLC (“FR Interwest EVO”) for an initial purchase price of $37.8 million. FR Interwest EVO used the proceeds to acquire a single mid-rise multifamily property in Las Vegas, Nevada for a total purchase price of approximately $106.5 million.

For the years ended December 31, 2022 and 2021 the Company recognized approximately $5.2 million and $5.3 million, respectively, of depreciation expense on rental real estate properties.

There were no investments in rental real estate properties acquired during the years ended December 31, 2022 and 2021.

6.	Mortgage Payable, net

The following is a summary of the mortgage notes secured by the Company’s properties as of December 31, 2022 and 2021 (dollar amounts in thousands):

Borrower(s)	Loan Amount	Effective Date	Maturity Date	Interest Rate	Balance as of December 31, 2022		Balance as of December 31, 2021(4)
FR-ICG EVO Owner LLC (1)	$55,092	11/01/18	11/01/28	4.58%	$57,541	(2)	$57,961	(3)
FR-ICG EVO Owner LLC	$5,437	12/20/19	11/01/28	4.99%	$5,203		$5,287

F-15

(1)	The $55.1 million senior mortgage loan requires monthly, interest-only payments until maturity, at which time the entire outstanding principal balance becomes due.

(2)	This balance represents the principal balance of $55.1 million, net of unamortized above-market debt value of $2.4 million as of December 31, 2022.

(3)	This balance represents the principal balance of $55.1 million, net of unamortized above-market debt value of $2.9 million as of December 31, 2021.

(4)	Certain amounts in the prior year’s consolidated financial statements have been reclassified to conform to current year presentation. “Above-market debt value, net” amounts have been reclassified as “Mortgage payable, net”.

For the years ended December 31, 2022 and 2021, we incurred interest expense of approximately $2.8 million, respectively, related to mortgage notes payable. Approximately $240,000 of current interest was payable to the lenders as of December 31, 2022 and 2021, which is included within “Accounts payable and accrued expenses” on the consolidated balance sheets.

Loan costs are being amortized over the loan term on the straight-line method, which approximates the effective interest method. As of December 31, 2022 and, 2021, total loan costs incurred were approximately $405,000, respectively. Unamortized loan costs totaled approximately $267,000 and $312,000 as of December 31, 2022 and 2021, respectively, and are reflected on the consolidated balance sheets as a reduction to the related mortgage notes payable. For the years ended December 31, 2022 and 2021, amortization of loan costs was approximately $46,000 and $52,000, respectively, and is included within interest expense in the consolidated statements of operations.

The following table presents the future principal payments due under the Company’s mortgage notes as of December 31, 2022 (amounts in thousands):

Year	Amount
2023	$89
2024	93
2025	98
2026	103
2027	108
Thereafter	59,804
Total	$60,295

As of December 31, 2022 and 2021, approximately $2.4 million and $2.9 million of above-market debt value, net, is included within Mortgage payable, net on the consolidated balance sheets. Above-market debt value is amortized as an adjustment to interest expense over the term of the mortgage note. For the years ended December 31, 2022 and 2021, amortization of above-market debt value was approximately $420,000, and is included in interest expense in the consolidated statements of operations.

7.	Other Assets

The balance in other assets is as follows (amounts in thousands):

	As of December 31, 2022	As of December 31, 2021
Accounts receivable, net	$196	$75
Prepaid expenses	267	252
Rental property operating deposits	57	57
Total other assets	$520	$384

As of December 31, 2022 and 2021, accounts receivable was recorded net of an allowance for credit losses of approximately $112,000 and $15,000, respectively. For the years ended December 31, 2022 and 2021, the Company recorded approximately $234,000 and $246,000, respectively, in bad debt expense related to tenant receivables, which is recorded within “Rental revenue” on the consolidated statements of operations.

8.	Distributions

Distributions are calculated based on members of record each day during the distribution period.

F-16

The table below outlines the Company’s total distributions declared to members, the Sponsor and its affiliates, for the years ended December 31, 2022 and 2021 (all tabular amounts are in thousands except per share data):

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of December 31, 2022	Payment Date
February 1, 2022 through February 28, 2022	0.0012328767	$293		01/28/2022	$293	04/12/2022
March 1, 2022 through March 31, 2022	0.0015068493	398		02/25/2022	398	04/12/2022
April 1, 2022 through April 30, 2022	0.0012328767	311		03/30/2022	311	07/12/2022
May 1, 2022 through May 31, 2022	0.0010958904	287		04/27/2022	287	07/12/2022
June 1, 2022 through June 30, 2022	0.0010958904	277		05/27/2022	277	07/12/2022
July 1, 2022 through July 31, 2022	0.0010958904	287		06/28/2022	287	10/12/2022
August 1, 2022 through August 31, 2022	0.0010958904	284		07/27/22	284	10/12/2022
September 1, 2022 through October 1, 2022	0.0009589041	242		08/29/22	242	10/12/2022
October 2, 2022 through October 31, 2022	0.0008219178	209		10/01/22	-	01/11/2023
November 1, 2022 through November 30, 2022	0.0005479452	135		10/28/22	-	01/11/2023
December 1, 2022 through December 31, 2022	0.0006849315	218		11/29/22	-	01/11/2023
December 31, 2022(4)	3.0274538672	25,000		12/29/22	-	01/11/2023
January 1, 2023 through January 31, 2023	0.0006849315	174	(2)	12/29/22	-	04/11/2023
Total		$28,115	(1)		$2,379

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/Reinvested as of December 31, 2021	Payment Date
February 1, 2021 through February 28, 2021	0.0012328767	$299		01/28/2021	$299	04/13/2021
March 1, 2021 through March 31, 2021	0.0010273973	275		02/25/2021	275	04/13/2021
April 1, 2021 through April 30, 2021	0.0010958904	277		03/30/2021	277	07/13/2021
May 1, 2021 through May 31, 2021	0.0010958904	286		04/29/2021	286	07/13/2021
June 1, 2021 through June 30, 2021	0.0010273973	258		05/28/2021	258	07/13/2021
July 1, 2021 through July 31, 2021	0.0009589041	245		06/29/2021	245	10/12/2021
August 1, 2021 through August 31, 2021	0.0014383562	367		07/28/2021	367	10/12/2021
September 1, 2021 through October 1, 2021	0.0013698630	338		08/27/2021	338	10/12/2021
October 2, 2021 through October 31, 2021	0.0013698630	347		10/01/2021	-	01/11/2022
November 1, 2021 through November 30, 2021	0.0013013699	323		10/27/2021	-	01/11/2022
December 1, 2021 through December 31, 2021	0.0013698630	354		11/29/2021	-	01/11/2022
January 1, 2022 through January 31, 2022	0.0013698630	356	(3)	12/29/2021	-	04/12/2022
Total		$3,725	(1)		$2,345

(1)	Total distributions declared to related parties are included in total distributions declared to all members. For the years ended December 31, 2022 and 2021, total distributions declared to related parties were approximately $34,000 and $4,000, respectively.

(2)

The liability for the January 2023 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the December 31, 2022 consolidated financial statements. This amount was subsequently determined to be approximately $168,000.

(3)	The liability for the January 2022 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the December 31, 2021 consolidated financial statements. This amount was subsequently determined to be approximately $355,000.

(4)	On December 29, 2022, the Manager of the Company declared a distribution of $3.0274538672 per share (the “Additional December 31, 2022 Dividend”) for shareholders of record as of the close of business on December 31, 2022. The distribution was payable to shareholders of record as of the close of business on December 31, 2022 and the distribution was paid on January 11, 2023. This amount was subsequently determined to be approximately $25.0 million.

F-17

9.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of December 31, 2022, the Company’s significant financial instruments consist of cash and cash equivalents, restricted cash, and mortgages payable. With the exception of real estate debt investments and mortgage payable, the carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature.

As of December 31, 2022 and, 2021, the aggregate carrying value of our real estate debt investments, inclusive of interest revenue received in kind, was approximately $0 and $12.8 million, respectively, and the aggregate fair value approximated their carrying value. As of December 31, 2022 and, 2021, the mortgages payable principal balance was approximately $62.5 million and $62.9 million, respectively, and the aggregate fair value was approximately $57.8 million and $65.2 million, respectively.

The aggregate fair value of our real estate debt investments, including interest revenue received in kind, is based on unobservable Level 3 inputs which management has determined to be its best estimate of current fair values. The methods utilized generally included a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates. Where inputs are not observable, we review the appropriateness of the proposed valuation methodology to ensure it is consistent with how a market participant would arrive at the unobservable input. The valuation methodologies utilized in the absence of observable inputs may include extrapolation techniques and the use of comparable observable inputs. The discount rates utilized were approximately 9% to 10%.

The aggregate fair value of our mortgage payable is based on unobservable Level 3 inputs which management has determined to be its best estimate of current fair values. The methods utilized generally included a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include market-based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates. The discount rate utilized was approximately 5%.

Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

F-18

10.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for organizational and offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2 – Summary of Significant Accounting Policies – Organizational and Offering Costs for the amount of organizational and offering costs incurred and payable for the years ended December 31, 2022 and 2021.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. For the years ended December 31, 2022 and 2021, the Manager incurred approximately $5,000 and $9,000 of operational costs on our behalf. As of December 31, 2022 and 2021, approximately $1,000 was due and payable.

The Company will pay the Manager a quarterly investment management fee of one-fourth of 0.85% based on our NAV at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may in its sole discretion waive its investment management fee, in whole or in part. The Manager will forfeit any portion of the investment management fee that is waived.

During the years ended December 31, 2022 and 2021, we have incurred investment management fees of approximately $1.1 million and $834,000, respectively. As of December 31, 2022 and 2021, approximately $272,000 and $234,000, respectively, of investment management fees were payable to the Manager.

Additionally, the Company is required to pay the Manager for servicing any non-performing asset. The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of December 31, 2022 and, 2021, the Manager has not designated any asset as non-performing and no special servicing fees were incurred or paid to the Manager.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate. As of December 31, 2022 and 2021, no disposition fees were incurred or paid to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor, or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the years ended December 31, 2022 and 2021, the Company did not purchase any investments from Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the years ended December 31, 2022 and 2021, fees of approximately $11,000 and $7,000, respectively, were paid to the Independent Representative as compensation for those services and are included as general and administrative expense in the consolidated statements of operations.

Fundrise, L.P., Member

Fundrise, L.P. is a member of the Company and held 9,500 shares as of December 31, 2022 and 2021. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

F-19

Rise Companies Corp., Member and Sponsor

Rise Companies Corp. is a member of the Company and held 600 common shares as of December 31, 2022 and 2021.

For the years ended December 31, 2022 and 2021, the Sponsor incurred approximately $64,000 and $46,000 of operational costs on our behalf, respectively. As of December 31, 2022 and 2021, approximately $9,000 and $8,000 of operational costs were due and payable, respectively.

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, which is financed by each of the real estate investment trusts managed by our Manager and affiliated with our Sponsor (“eREITs”). National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate. Each eREIT contributes an amount to National Lending in exchange for ownership interests, originally not to exceed 3% of its assets under management to National Lending. On March 23, 2020, the Company entered into an Amended and Restated Operating Agreement with National Lending, which increased the maximum contribution for partnership interest from 3% to approximately 5% of a partner’s assets under management. Accordingly, the Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of December 31, 2022 and 2021, the Company has contributed approximately $6.4 million and $4.8 million for a 9.96% and 7.18% ownership in National Lending, respectively.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs, including us, who have contributed to it in order to maintain greater liquidity and better finance such eREIT’s individual real estate investment strategies. The promissory notes bear a market rate of interest and are generally repaid via the capital raised by each of the borrowing eREITs’ offerings. All transactions between National Lending and the borrowing eREIT are reviewed by the Independent Manager.

During the year ended December 31, 2022, the Company did not enter into any promissory notes with National Lending. As of December 31, 2022, no principal or interest were payable to National Lending.

As of December 31, 2022 and 2021, we had no outstanding promissory notes with National Lending.

For the years ended December 31, 2022 and 2021, the Company incurred approximately $0 and $151,000, respectively, in interest expense on notes with National Lending. As of December 31, 2022 and 2021, we had no outstanding accrued interest due to National Lending.

National Commercial Real Estate Trust Promissory Note

On November 23, 2020, the Company entered into a $210,000 promissory note with National Commercial Real Estate Trust (“NCRET”), a wholly-owned statutory trust of Rise Companies Corp. The duration of the note was three months and the interest rate was 3%. The transaction between NCRET and the Company was reviewed by an Independent Representative. On February 23, 2021, the Company fully repaid the promissory note with NCRET in the amount of approximately $212,000, including approximately $2,000 of accrued interest. For the years ended December 31, 2022 and 2021, the Company incurred interest expense of approximately $0 and $1,000, respectively.

11.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including investment management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

12.	Commitments and Contingencies

Legal Proceedings

As of the date of the consolidated financial statements, we are not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

F-20

13.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through April 24, 2023, for potential recognition or disclosure.

Offering

As of April 24, 2023, we had raised total gross offering proceeds of approximately $114.6 million from settled subscriptions (including the $100,000 received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor, and approximately $1.7 million received in private placements to third parties), and had settled subscriptions in our Offering and private placements for a gross aggregate of approximately 11,190,000 of our common shares.

F-21

Item 8.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s DOS/A filed on May 24, 2016)
2.2*	Certificate of Amendment (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company’s DOS/A filed on May 24, 2016)
2.3**	Amended and Restated Operating Agreement
4.1*	Form of Subscription Package (incorporated by reference to Appendix A of the Company’s Offering Circular on Form 1-A filed on May 19, 2021)
6.1*	Form of License Agreement between Fundrise Midland Opportunistic REIT, LLC and Fundrise, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s DOS/A filed on May 24, 2016)
6.2*	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s DOS/A filed on May 24, 2016)
6.3*	Form of Servicing Agreement between Fundrise Midland Opportunistic REIT, LLC and Fundrise Servicing, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.4 to the Company’s DOS/A filed on May 24, 2016)

*	Previously filed
**	Filed herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, DC on April 24, 2023.

Fundrise Midland Opportunistic REIT, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Annual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	April 24, 2023
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	April 24, 2023
Alison A. Staloch	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)

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